modbook inc

Modbook Inc
2017 Crowdfunding Campaign

Offering PitchDeck



August 2017

wefunder.com/modbook

modbook inc

Legal Disclaimer

All statements in this presentation, other than those of historical fact, are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of the Company. These risks and uncertainties include, but are not restricted to, the need for adequate financing for future acquisitions and growth efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

modbook inc

Introduction

World Class Pedigree → Modbook Inc
(incorporated Feb 2012)

1998



Andreas Haas, Apple Newton Biz Unit Manager

2007



1st. Gen. Modbook wins Best-of-Show

2012



2nd. Gen. Modbook Pro launched to pave the way

2017



3rd. Gen. Modbook Pro X ready to become most powerful tablet

KICKSTARTER **Top100 Success**

- Modbook Pro X *only* solution for a $1.9b pen hardware market opportunity
- Established consumer product webstore with customers in 70 countries
- Now making a crowdfunding offering on Wefunder.com/modbook
- *Use of funds:* Boost sales & mktg for upcoming Pro X product launch

modbook inc

Apple's Successful $220bn Two Platform Strategy…

iOS tablets (iPads)
(not including 130m iPhones)

45 Million units

$21 Billion revenues

$23 Billion revenues

18 Million units

macOS computers (Macs)



…Creates A Safe Niche

Creative Professionals

in need of

Pen, Power, and Portability

> 369,000 target customers

$1.85 Billion revenues

< 1% of Apple business

modbook inc

Creative Users Are Not Like Most Computer Users

- (Aspire to be) In the business of producing creative deliverables
- Above average time away from the desk
- Workflows built on standard office software <u>plus</u> professional creative software for:



Email	Architecture
Browsing	Advertising & Marketing
Word Processing	Engineering
Spreadsheet	Product, Fashion, Graphic Design
Charts & Graphs	TV, Film & Animation
Presentations	Performance & Visual Arts
Project Management	Photography
Database	Publishing

- Requiring full-featured, professional desktop apps and workstation-level performance
- Managers equally dependent on professional creative software

modbook inc

Creative Industries: Growing, $9 Billion Dollar Market

Producing content, everywhere.

In 2016:

- 26.4m creative users
- Spent $9bn ($3.8bn Mac-based)
- Produced $292bn content

By 2020 estimated to:

- 32.8m creative users
- Spend $10b ($4.2b Mac-based)

Displaying sample of Modbook / Pro / Pro X customers:

3D Software – Pixologic
Animation – DreamWorks
Animation – Walt Disney Animation Studios
Animation – WB
Apparel – Nike
Architecture – behnisch
Computers – Apple
Education – University of Cambridge
Advertising – Clemenger Group
Exhibit Design – Spaeth Design
Education – Harvard
Furniture – agio
Games – EA
Fashion – Menichetti
Medical Tech – stryker
Health Care Tech – ximedica
Health Research – NIH
Hospitality – Holiday Inn Express
Space Science – NASA JPL
Tattoo Arts – Firefly
Theme Parks – 31thirteenstudio
Manufacturing – Mellen
IT Solutions – WorldWideWAN
Trade Association – IMA

Use of customer's logo does not imply endorsement

modbook inc

Growing, Billion $ Pen Hardware Solutions Market

Pen Devices for Creative Industries

Worldwide


Pen-enabled Computers
Desktop
Notebook
Tablets
Pen-enabled Displays
Pen Graphic Tablets
Pen Other
26.3m
$ 9bn
2017
32.8m
$ 10bn
2020

Graph segment split not to scale

All numbers and projections are opinions based on annual financial statements & industry reports

modbook inc

Creatives Stuck With Only "Almost" Solutions

Desktop + Pen Display



macOS

- ✗ Zero Portability

Laptop + Pen Display



macOS

- ✗ Limited Portability
- ✗ Limited Power
- ✗ Multiple Devices

Tablets: iPad / Others



iOS Windows

- ✗ **No macOS**
- ✗ Limited Power
- ✗ Multiple Devices
- ✗ Divergent Applications

modbook inc

Modbook Offers High-end Aftermarket Transformation







- Aftermarket transformation kit & service
- Converting Apple notebooks into convertible tablets
- Respectful & accepted Mac citizens

modbook inc

Creative Can Finally Roam Free

Modbook Pro X

Convertible, workstation-class pen Tablet Mac for creative Mac users





- √ Same macOS
- √ Same pro applications
- √ Single, all-in-one device
- √ Workstation power
- √ Maximum mobile usability

modbook inc

Seizing Leadership Position From All Top Tablet Vendors

Only macOS tablet

- Transformed Apple laptop
- Full-featured, pro/desktop apps
- 100% macOS ecosystem compatibility
- Native Windows OS capable

Only workstation-level tablet

- Based on top-end Apple laptop

Four cores

31% faster

4x faster

Two 5K displays

Best pen display

- Quad HD+ 15.4" Apple Retina display

16:10 pro ratio

25% more

1.9x contrast

2.3x brighter

Best internal storage

- 6TB PCIe 3.0 x4 channel flash RAID

12x capacity

min. 6.5x faster

max. 13x faster

max. 200% safer

Specs as compared to Wacom MobileStudio Pro 16. All product, specs and data are subject to change without notice.

modbook inc

Most Advanced Interface Suite on the Market

Only tablet with Apple Touch Bar

- Multi-touch, retina display bar for dynamic, context-specific interface controls
- Boosts productivity by average of 30% per app


modbook
esc
Copy
Edit
modbook

Multi-function Touchpad Remote

- Secondary touch & gesture input for idle non-dominant hand
- Modbook cloud software enables multi-system, cross-device, multi-location use


ctrl

Supercharging creative productivity

- Lowest, near/zero learning curves for maximum added value
- Maximize bi-manual ergonomics & reduce fatigue => increase user output

modbook inc

Exceptional Italian Design and Unrivaled Function

Most versatile solution in marketplace

- Built-in support for all core portable computer use cases:


Laptop
Slate
Landscape
Portrait
Presentation
Set & Stage

- Additional use cases covered through two built-in mounting systems

Unprecedented customization & individualization

- Custom color choices (user replaceable enclosure parts)
- Custom engraving
- Low volume 3D enclosure re-surfacing
  (i.e. Military, Theatrical Property, Co-op Marketing)



modbook inc

Maximum Productivity, Any Time & Place



@ Airport



Five-Hour Flight



@ Client

"… the tools to hold onto [dream jobs] like [never] before …"

Tommy Castillo (*Batman, Beauty & the Beast*)

modbook inc

Wacom - Primary Business Focus On Creative Industries



- Wacom Co., Ltd. (TYO: 6727)
- Key vendor of pen devices for creative "almost" solutions
- 1,072 employees worldwide
- $672m annual revenues / 40 gross profit margin
- 55% of revenues from pen devices for Creative Industries:

Creative Mobile *(pen tablet computers)*	Creative Display *(pen-enabled displays)*	Creative Pen Tablet *(pen graphic tablets)*
5% (33m) *(Windows)*	18% ($120m) *(Windows & Mac)*	32% ($214m) *(Windows & Mac)*

- Can't make Mac computers (Apple does not license it's macOS)

Source for all data points: Wacom financial reports, converted to USD and transposed to calendar year 2016

modbook inc

Creative Mobile "Almost" Solution vs. Modbook Pro X

	Laptop + Pen Computer	Modbook Pro X	
			
Pen Display	16:9 — 150 nits — 800:1	16:10 — 500 nits — 1,500:1	better
Mobility	2 devices, stand, link-box, 3 cables, ...	1 device	better
Portability	8.6 pounds weight (2 devices)	5.4 pounds weight	lighter
Usability	70 Wh Battery — up to 6 hours	76 Wh Battery — up to 10 hours	longer
Cost	starting at $5,018	starting at $4,898	same

Specs as compared to Wacom MobileStudio Pro 16. All product, specs and data are subject to change without notice.

modbook inc

Minimal Exposure To Potential Competition



Desk-/Laptops and iPads *by*

Counter to business strategy

Market niche too small

No macOS licensing



Desk-/Laptop and Tablets *by*

wacom hp Microsoft SAMSUNG DELL

Can’t create macOS computers

unique Market niche too small

modbook inc

Market Demand Backed With Hard Currency

KICKSTARTER.com


modbook PRO X
Los Angeles, CA

Successfully funded in 40 days

- $403,824 pledges, 269% of target
- No. 100 top tech projects
- 125k+ campaign page visits

crowdfunder.com/mbi


KICKSTARTER Top100 Success
modbook PRO X
MODBOOK
We make the Mac OS X tablet that Apple won't
$1,381,164 of $1,000,000
Equity

$500k in 38 days, over $1.3m to date

- Regulation 506(c) campaign
- $1,381,000 reservations, 230% of minimum
- Now for everyone: wefunder.com/modbook

modbook inc

Enthusiastic Reception And Positive Global Coverage



"I'm a gadget guy so I love to collect new, interesting things... and what an incredible device this [Modbook Pro] is."

Steve Wozniak, Apple Co-Founder

WIRED

"Modbook Tablet Is a Designer's BFF.' Impressively versatile... formidable engineering kung fu."

★★★★★★★★☆☆ *(8 out of 24)*

TechCrunch

"The hardware is impressive, feels sturdy and durable. The Modbook Pro is a remarkable achievement and perfect for those who demand portability."

9TO5Mac · APPLESFERA · ars technica · แบไต๋hitech · MacG.co · macitynet.it · Mac|Life · MacRumors · BGR · cnet · CoolThings · Cult of Mac · MOBILE GEEKS · NTD.TV · PCWorld · Redmond Pie

modbook inc

Founder & Advisors

Andreas Haas

Founder & CEO



Andreas held various leadership positions at Apple in Europe, including the Newton Systems Group. He launched the first Mac-based tablet as CEO of Axiotron, which he took public in Toronto in 2008.

Steve Wozniak

(Apple) Advisor



Steve is a trailblazing figure in the world of technology and the legendary developer of the Apple I and the Apple II personal computer. Together with Steve Jobs, he founded Apple.

Roberto Menichetti

(WW Biz Dev) Advisor



Roberto has extensive experience in creating engaging designs and building internationally recognized brands, including Jil Sander, Burberry and his own brand, Menichetti.

Andrew Beegle

(Creative Biz) Advisor



Andrew consults for fortune 500 companies and spent over a decade creating immersive content experiences in the video game industry, most notably for League of Legends by Riot Games.

modbook inc

Established Team With Proven Ability To Perform

We can build

- Two tablets from R&D to production (2008 & 2012)
- High quality production (<4% return rate)
- Proven production scalability



We can deliver

- Reliable, flexible & scalable eCommerce platform
- >2.1m sessions to date, 70 countries
- $2.8m orders (incl. lease orders)
- Zero(!) $ bad debts loss



We have a strong brand

- Dominate key search queries
- Proven media interest

modbook inc

Raising Funds To Fuel Modbook Pro X Launch



Use of funds



- 62%: Scale marketing & sales
- 20%: Expand service & support capabilities
- 18%: Build launch inventory

Goals for year 1 post-funding



- Launch month: $490k (1.2x Kickstarter)
- Launch quarter: $600k (~100 units) / month
- Launch year: 997 units (3/10 of 1% US market)

Great timing to seize technology leadership in tablet market



- Modbook Pro X incorporates latest Apple technologies
- First-to-market opportunity with revolutionary Apple Touch Bar
- Invaluable media multiplier to explode market footprint

modbook inc


dealmac
STEVE WOZNIAK
Exhibitor

"Because the ones who are crazy enough to think they can change the world, are the ones who do."

This was the punchline of Apple's 1997 Think Different commercial. The ad campaign was meant to inspire both those users stubbornly clinging on to their Macs despite everybody else telling them to just get that awesome new Compaq PC, as well as those proud few Apple employees who were fighting to help keep the company alive. I was one of those employees and this spirit still drives me to this day.

With the funds raised through our crowdfunding offering, we will challenge the status quo by launching the Modbook Pro X. Join us on Wefunder.com, own a stake in Modbook Inc., and help us shake up this $1.9 Billion and growing market.

Andreas Haas
(*Founder & CEO*)

Interested in investing?
Visit wefunder.com/modbook

modbook inc

Thank You.